

Mail Stop 3561

March 21, 2017

<u>Via E-mail</u>
Sherif Foda
Chief Executive Officer
National Energy Services Reunited Corp.
777 Post Oak Blvd.
Houston, TX 77056

> **Re:** **National Energy Services Reunited Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 22, 2017**
> **CIK No. 0001698514**

Dear Mr. Foda:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Summary</u>
<u>Initial Business Combination, page 3</u>

2. We note your disclosure in the second paragraph of this section that approval of the business combination requires that a majority of the outstanding shares voted are voted in favor of the business combination. We also note that the insiders have agreed to vote

their insider shares and any public shares acquired in favor of any proposed business combination. Please disclose in the Summary and in the Proposed Business sections the number and percentage of shares offered in this registration statement that would be required to vote in favor of a business combination in order for it to be approved. We note your disclosure in the risk factor "If we seek shareholder approval …" on page 19.

3. Please disclose here, as you indicate in your risk factor section, that you may issue ordinary shares, preferred shares and debt securities to complete an initial business combination and address the potential effects of such issuances.

Risk Factors

An investor may be subject to adverse U.S. federal income tax consequences in the event the Internal Revenue Service …, page 32

4. We note the disclosure in your Taxation section on page 95 indicates there are numerous tax uncertainties. Please expand your risk factor to clarify the tax uncertainties investors will assume as a result of investing in this offering.

Related Party Transactions, page 49

5. Please identify the related party who loaned an aggregate of $78,280 for payment of offering expenses. Please revise similar disclosure on page 76.

Conflicts of Interest, page 71

6. Please revise to identify the other entities to which your officers and directors may have obligations to present business opportunities and indicate the nature of the opportunities that must be presented to those entities. Specifically address any other blank check companies affiliated with your officers and directors.

7. We note your disclosure in the Summary that your "officers and directors have agreed not to participate in the formation of, or become an officer or director of, any other blank check company (other than any such positions held on the date of this prospectus) …." We also note your statement that your officers and directors may in the future become affiliated with other blank check companies. Please reconcile your disclosure.

Financial Statements

Notes to Financial Statements, page F-7
4. Private Placement, page F-11

8. We note that you are selling to your sponsor an aggregate of 11,450,000 private warrants at $0.50 per private warrant. Considering the private placement warrants will be sold to

an entity beneficially owned by your officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. Please provide us with your analysis of how you determined the fair value of your private placement warrants.

You may contact Steve Lo at (202) 551-3394 or Nasreen Mohammed, Assistant Chief Accountant at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Barry I. Grossman, Esq.
        Ellenoff Grossman & Schole LLP